SECU 19010732)N

Securities and Exchange Commission
Trading and Markets

FEB 27 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 Lee Road
(No. and Street)

Wayne (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shannon O'Neill 610-386-4034
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*
SEC 1410 (11-05)

RMS

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

TABLE OF CONTENTS

This report** contains the following information:
(Check all applicable boxes)

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17-a 5 (e)(3).*

AFFIRMATION

I, Gregory Frost, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory Frost
Chief Financial Officer

I, Shannon O'Neill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Shannon O'Neill
VP and Controller

Subscribed to before me this day of February 25, 2019.

2/25/19

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Charlene DeLan, Notary Public
Upper Frederick Twp., Montgomery County
My Commission Expires Oct. 22, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Hartford Funds Distributors, LLC

(A Wholly Owned Subsidiary of
Hartford Funds Management Group, Inc.)

(SEC I.D. No. 8-51290)

Statement of Financial Condition as of
December 31, 2018, and Report of Independent
Registered Public Accounting Firm

SEC
Mail Processing
Section

FEB 27 2019

Washington DC
413

Filed pursuant to Regulation 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte & Touché LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Hartford Funds Management Group, Inc. and Member of Hartford Funds Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 25, 2019

We have served as the Company's auditor since 2002.

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018
($ in thousands)

ASSETS		
Cash and cash equivalents	$	82,979
Prepaid commissions		6,433
Receivables:		
Hartford Funds		2,608
Affiliates		552
Other assets		1,960
TOTAL ASSETS		94,532
LIABILITIES AND MEMBER'S EQUITY		
Accrued compensation and benefits		18,995
Accrued expenses and other liabilities		15,794
Due to affiliates		8,883
TOTAL LIABILITIES		43,672
Commitments and Contingencies (Note 8)		
Member's capital		25,791
Accumulated earnings		25,069
TOTAL MEMBER'S EQUITY		50,860
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	94,532

See notes to the Statement of Financial Condition

1. ORGANIZATION

Hartford Funds Distributors, LLC (the "Company" or "HFD") is a single member Limited Liability Company and a wholly owned subsidiary of Hartford Funds Management Group, Inc. ("HFMG"), whose ultimate parent is The Hartford Financial Services Group, Inc. ("The Hartford" or "Parent").

HFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of capital stock of Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and Hartford Alternative Strategies Fund (collectively, "Hartford Funds") as well as the distribution of Hartford Funds 529 Plan products. These shares are directly advised or serviced by HFMG and its consolidated subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates — The Statement of Financial Condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Significant estimates in the Company's Statement of Financial Condition include whether there is a need for a valuation allowance on deferred taxes and the consideration of contingent liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and money market securities redeemable on demand.

Prepaid Commissions — Prepaid commissions are paid to external broker-dealers on sales of class A, B, and C shares of Hartford Funds. The Company recovers prepaid commissions through monthly receipt of distribution fees from Hartford Funds or through early redemption of shares within the contingent deferred sales charge ("CDSC") period. Prepaid commissions resulting from sale of shares of Hartford Funds are amortized on a straight-line basis over a 12 to 72 month period depending on the share class, or until the underlying shares are redeemed. The Company reviews the recoverability of prepaid commissions as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjusts them accordingly. Based upon the Company's assessment as of December 31, 2018, no impairment occurred.

Receivables from Hartford Funds— Receivables from Hartford Funds primarily include distribution fees and are carried at cost.

Receivables from Affiliates and Due to Affiliates —Amounts due from affiliates include receivables from The Hartford for deferred income tax as described below. Amounts due to affiliates primarily include general operating expenses.

Income Taxes — The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax requirements such that operating activities are considered those of its Parent company and would be included in its Parent's consolidated federal income tax return and certain combined state income tax returns. However, the Company and The Hartford have entered into a tax sharing agreement under which each member in The Hartford's consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the Hartford's consolidated tax return. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at The Hartford's consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2018, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Revenue recognition— The Company has a Related Party Services Agreement (the "Related Party Agreement") with Hartford Funds Management Company, LLC ("HFMC"). Under the terms of the Related Party Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company's role as the exclusive selling agent and principal underwriter. Related party services are earned in the period in which services are performed and are paid monthly pursuant to the terms of the respective contractual agreement.

Distribution fees include Rule 12b-1 fees which are collected in connection with activities intended to result in the sale of Hartford Funds. Distribution fees are recorded as revenue in the period in which services are performed and are presented gross of commission expense incurred from external broker-dealers. Hartford Funds allows for payment to the Company of 0.25% to 1.00% of average daily net assets under management on various share classes on an annual basis.

Underwriter concessions are earned on the sale of class A shares of Hartford Funds. Upon purchase of class A shares, the shareholder is required to pay the initial sales charge of up to 4.75% to the selling-broker and an underwriter concession to HFD of up to 0.75% of the dollar value of the shares purchased. The sales charge for class A shares typically declines as the shareholder's investment amount increases.

Other revenue primarily consists of revenue from shareholders' early redemption of class A, B and C shares within the CDSC period as well as interest income associated with cash and cash equivalents.

The Company believes that its performance obligation is the sale of shares of Hartford Funds. Distribution fees are assessed based on average daily net assets values from Hartford Funds, which are recorded in the period in which the services are provided and collected monthly. Revenue from underwriting concessions are deemed fixed amounts and are presented net, as the Company is responsible for arranging the underwriting fees of the Hartford Funds while third party selling firms are responsible for sales of the shares to investors. These underwriting concessions are recognized on the trade date as sales of Hartford Funds' shares occur and are collected daily. Distribution and CDSC fees are considered variable and are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. Fluctuations in equity markets, volume and mix of sales and redemptions of mutual funds, and other changes to the composition of assets under management are all factors that ultimately have a direct effect on revenue earned. The Company does not believe it can overcome the variable constraints until net assets and investor activities are known.

New Accounting Pronouncements — Revenue Recognition – On January 1, 2018 the Company adopted the new guidance of revenue recognition issued by the Financial Accounting Standards Board ("FASB") using the modified retrospective method. The guidance excludes financial instruments. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to receive in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. In connection with the adoption of this guidance, the Company reevaluated our revenue contacts and determined that the guidance does not change the timing of when we recognize revenue. Further the Company did not restate contracts that were completed as of the date of the initial application, January 1, 2018. The adoption did not require an adjustment to the opening balance sheet as of January 1, 2018 and did not have a material effect on the Company's financial position.

Future Adoption of New Accounting Standards — Leases - The FASB issued updated guidance on lease accounting. Under the new guidance, effective January 1, 2019, lessees with operating leases are required to recognize a liability for the present value of future minimum lease payments with a corresponding asset for the right of use of the property. Under guidance effective through December 31, 2018, future minimum lease payments on operating leases are commitments that are not recognized as liabilities on the balance sheet.

The adoption is not expected to impact HFD as it is allocated expenses from the Parent and its subsidiaries for the use of assets in its operations. HFD has no lease agreements or legally enforceable rights to the assets used and the assets used are not distinct to HFD's operations. The expenses charged back are not within the scope of the new leases standard.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards for fair value measurement provide a framework for measuring fair value and require expanded disclosures regarding fair value measurements. Fair value is

defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The Company's fair value framework includes a hierarchy that gives the highest priority to the use of quoted prices in active markets, followed by the use of market observable inputs, followed by the use of unobservable inputs. The fair value hierarchy levels are as follows:

Level 1 — unadjusted quoted prices for identical assets, or liabilities, in active markets that the Company has the ability to access at the measurement date.

Level 2 — primarily based on observable inputs, other than quoted prices included in Level 1, or based on prices for similar assets and liabilities.

Level 3 — derived when one or more of the significant inputs are unobservable (including assumptions about risk).

Inputs used to measure fair value may fall into different levels of the fair value hierarchy. The Company classifies financial assets and liabilities by level based upon the lowest level input that is significant to the determination of the asset or liability's fair value.

The following table presents assets measured or disclosed at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 82,334	$ -	$ -	$ 82,334

The fair value of money market funds is measured using quoted prices for identical assets in active markets. All other assets and liabilities are carried at contractual amounts approximating fair value because of their short-term nature.

Transfers of securities among the levels occur at the beginning of the reporting period, however, the Company had no transfers between levels for the year ended December 31, 2018.

4. TRANSACTIONS WITH RELATED PARTIES

Transactions with Hartford Funds

A significant portion of the Company's revenue is earned from the sale and distribution of Hartford Funds. Contracts with Hartford Funds are subject to annual review and approval by each fund's Board of Trustees. As of January 1, 2018 the Company had a receivable from Hartford Funds of $17,014 related to distribution fees.

Transactions with Affiliates

Receivables from affiliates of $552 related to various items. Amounts due to affiliates include $1,071 to The Hartford for federal income taxes and $7,812 to The Hartford for general operating expenses.

Transactions with affiliates may not be inclusive of all economic benefits received from or provided to the Parent or affiliates. Transactions with affiliates are settled monthly with cash transfers.

5. BENEFIT PLANS

Substantially all employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in a variety of investments, including up to 10% in a fund consisting largely of common stock of The Hartford or certain other investments. The Hartford's contributions include a non-elective contribution of 2.0% of eligible compensation and dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Hartford also maintains a non-qualified savings plan, The Hartford Excess Savings Plan, with the dollar-for- dollar matching contributions of employee compensation in excess of the amount that can be contributed under the tax-qualified Investment and Savings Plan. Eligible compensation includes overtime and bonus but is limited to a total, for the Investment and Savings Plan and Excess Savings Plan combined, of $1,000 annually.

6. INCOME TAXES

The Hartford and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions as applicable.

Deferred tax asset of $9 is included in amounts due to affiliates on the Statement of Financial Condition. At December 31, 2018, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company believes that adequate provision has been made in the Statement of Financial Condition for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act ("Tax Reform"). Tax Reform establishes new tax laws effective January 1, 2018, including, but not limited to, (1) reduction of the U.S. federal corporate income tax rate from 35% to 21%; (2) elimination of the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized, (3) limitations on the deductibility of certain executive compensation, (4) changes to the discounting of statutory reserves for tax purposes, and (5) limitations on net operating losses (NOLs) generated after December 31, 2017 though there is no impact to the Company's current NOL carryforwards.

7. CAPITAL RESERVE REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from

expanding its business or paying cash membership interest if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, member interest payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Net capital information is presented in the following table as of December 31, 2018:

Required net capital	$ 2,911
Net capital	$ 37,660
Ratio of aggregate indebtedness to net capital	1.16:1

8. COMMITMENTS AND CONTINGENCIES

In February 2011, a derivative action was brought on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that Hartford Investment Financial Services, LLC ("HIFSCO"), an indirect subsidiary of the Company, received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. During the course of the litigation, the claims regarding distribution fees were dismissed without prejudice, the lineup of funds as plaintiffs changed several times, and the plaintiffs added as a defendant Hartford Funds Management Company ("HFMC"), an indirect subsidiary of the Hartford that assumed the role of advisor to the funds as of January 2013. In June 2015, HFMC and HIFSCO moved for summary judgment, and plaintiffs cross-moved for partial summary judgment with respect to one fund. In March 2016, the court denied the plaintiff's motion, and granted summary judgment for HIFSCO and HFMC with respect to one fund, leaving six funds as plaintiffs: The Hartford Balanced Fund, The Hartford Capital Appreciation Fund, The Hartford Floating Rate Fund, The Hartford Growth opportunities Fund, The Hartford Healthcare Fund, and The Hartford Inflation Plus Fund. A bench trial on the issue of liability was held in November 2016. In February 2017, the court granted judgment for HIFSCO and HFMC as to all claims. Plaintiffs appealed. In August 2018, the judgment was affirmed by the United States Court of Appeals for the Third Circuit. As the plaintiffs have declined to seek review by the United States Supreme Court, this matter is now concluded and the Company will not be including further disclosures on the matter in the future.

Also, in the normal course of business the Company enters into contracts that contain a variety of representations and customary indemnifications. The Company's maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on their experience to date, the Company expects the risk of loss to be remote.

9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2019, the date the Statement of Financial Condition was available for issuance. No events were noted that were required to be recorded or disclosed in the financial statements.

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